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[LORAL LETTERHEAD]

 600 Third Avenue
New York, NY 10016
                                                                    NEWS
                                                           FOR IMMEDIATE RELEASE

                                                          Contact: Tony Doumlele
                                                                  (212) 338-5214



               LORAL CONCLUDES EXCHANGE OFFERS FOR PREFERRED STOCK

           $279 Million In Preferred Stock Exchanged For Common Stock

NEW YORK -- April 17, 2001 - Loral Space & Communications (NYSE: LOR) today announced the results of the exchange offers for its 6% Series C and 6% Series D Preferred Stocks, which expired yesterday at 5:00 p.m., New York City time. 3.7 million shares of the Series C Preferred Stock and 1.9 million shares of the Series D Preferred Stock were tendered and accepted for exchange. This represents approximately 27% and 24%, respectively, of the outstanding shares of the two issues. 31.1 million shares of Loral common stock are being issued pursuant to the terms of the offers, bringing the total number of common shares outstanding to about 330 million.

As a result of the exchanges, Loral will save about $279 million in mandatory redemptions in 2006 and 2007. Further, the company will save approximately $17 million annually in preferred dividend payments through 2007.

Series C and D shareholders with questions on their participation in the exchange offers should contact the company's information agent, MacKenzie Partners, Inc., at 212-929-5500 or 1-800-322-2885. The Bank of New York, the exchange agent for the offers, is effecting exchanges.

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